FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

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Press Release

Full year 2002 results

Operating result in line with consensus, net result ahead

A record year for profit and cashflow

•	French GAAP operating income of 718 million euros (+13%): Operating margin of 7%, +0.9 pts vs LY
•	Strong revenue and operating income performances at Digital Media Solutions and Patents & Licensing — delivering fully the objectives set out for both Divisions
•	Retail Consumer Products profitable at record levels despite US Port dispute, which as indicated hit revenues and operating income (for about 20 million euros)
•	Operating cash flow further increased vs last year’s levels to 1.46 billion euros, with year-end net debt below initial estimates. A further 500 million of free cash flow was generated this year.
•	Net income rose over 30% to 373 million euros, driven by higher operating income and a lower tax charge
•	The Board of Directors proposed a dividend of 0.225 euros. This dividend, the first in Thomson’s history, is subject to approval at the annual meeting of May 6, 2003.

Summary full year consolidated results (1)

In millions of euros	FY02	FY01	Variation
Net Sales	10,187	10,391 (2)	(2.0)%, + 2.3% w/o forex
Operating income	718	636	+ 13%, + 17% w/o forex
Operating margin	7.0%	6.1%	+ 0.9 pt
Group net income	373	286	+ 30%
Net margin	3.7%	2.8%	+ 0.9 pt
Operating cash flow (3)	1,461	1,293	+ 13%

(1)	The full year results are preliminary and subject to final audit.
(2)	After restatement following deduction from sales in accordance with EITF 01-09 (103 million euros). Restated data for prior periods was posted on Thomson’s website on February 10th, 2003
(3)	Defined as net cash provided by operating activities before restructuring and other non-operating cash impacts (financial, tax. . .) and Capex.

Key comments on the second half and full year 2002

•	Full year operating income of 718 million euros, up 13% year-on-year. The operating margin at 7% is significantly ahead of the full year 2001. Operating margins expanded by 1.9 points in the second half to 9%

•	Net Sales fell (2)% to 10,187 million euros, but Digital Media Solutions revenues were strong offset by forex and lower Consumer Products sales

•	Foreign exchange translation impact was a negative (445) million euros on sales. Translation impact was (24) million euros on operating income for the full year, (18) million in H2.

•	Further falls in operating working capital to 13.3% of sales, well ahead of last year’s 17.1%, maintain the gains made at the half year as indicated.

•	Strong performance at Digital Media Solutions; double-digit organic revenue growth in line with Group targets; a sustained 13.9% operating margin; 163 million euros of free cash flow.

•	Strong performance from Patents and Licensing, ahead of Group targets — 387 million euros of Operating profit

•	Broadband and Displays & Components had difficult second halves, but maintained their full year profitability.

•	A successful Scenium launch and market share gains drove the profitability of the consumer retail business, which improved materially in the second half and full year

•	US GAAP operating profit shows significant progress — expected to be up over 250 million euros to over 460 million euros

Paris, February 12, 2003 — The Board of Directors of Thomson met on February 11, 2003 in Paris to review the full year 2002 results. The Board welcomed the significant improvement in operating income and margin against the background of a difficult operating environment, notably in the fourth quarter.

The Board of Directors noted the net results achieved by the Group, and its strong and stable financial profile. The Board noted the potential for sustained growth of net income and cash flow going forward, derived from operational efficiency and the ongoing transformation of the Group’s activities and its technology base towards more value-added, higher organic growth businesses. In this context, the Board of Directors proposed that Thomson for the first time as a public company pay a dividend, which is proposed at 0.225 euro, subject to the approval of shareholders at the annual meeting of May 6, 2003. Management expects to grow the dividend progressively from this starting level.

The Group has published today an unaudited consolidated profit and loss account, balance sheet, cash flow statement and related notes which are available on its website. Extracts can be found at the end of this press release. Key USGAAP figures for the full year 2002 are also indicated today.

Full Year and fourth quarter 2002 Group revenues

For the full year 2002, Thomson’s consolidated net sales declined by (2)% to 10,187 million euros (FY 2001, 10,391 million euros). Net sales would have grown +2.3% excluding the negative impact of currency changes, notably a weaker US$             compared to the Euro. Perimeter changes added 737 million euros to full year revenues compared to 2001. On a like-for-like basis, therefore, consolidated net sales declined by (11.9)%, or (8)% excluding currency effects.

For the fourth quarter 2002, Group’s revenues fell by (14.9)% to 2,886 million euros compared to 3,391 million euros for the fourth quarter 2001. Excluding currency effects, sales declined by (8)%. Perimeter changes added 291 million euros. On a like-for-like basis, therefore, consolidated net sales declined by (21.5)%, or (15.1)% excluding currency effects.

Full year and second half Group operating income

For the full year 2002, Thomson’s consolidated operating income grew by 13% to 718 million euros (full year 2001, 636 million euros). Currency effects reduced operating income by (24) million euros over the full year (18 million euros in the second half). The operating income margin on net sales was 7.0%, compared to 6.1% for 2001. In the second half of 2002, operating income grew by 15.4% to 471 million euros (second half 2001, 408 million euros), with a 9.0% margin, compared to 7.1% for the second half of 2001. The Group expanded its gross margins in the second half to 24.9% compared to 21.7% in the second half 2001, showing strong gains in raw materials and finished goods sourcing. SG&A expenses fell in absolute terms by (2.8)% compared to the second half 2001 and by (4.0)% compared to the first half 2002, on the back of strong cost controls throughout the Group. Overall, in the face of falling sales, the Group has maintained its cost structure — a key target for the second half.

Full year revenues by division

In millions of euros	2002	2001	Var	Before Forex	Like-for-Like
Digital Media Solutions	2,686	1,758	+52.8%	+60%	+11%
Displays and Components	1,560	1,643	-5.1%	(1.5)%	(1.5)%
Consumer Products	5,444	6,541	(16.8)%	(13.1)%	(17.8)%
Patents & Licensing	429	395	+8.7%	+12.3%	+12.3%
New Media Services	58	44	+33.1%	+39.0%	+7.8%

Full year operating income by division

In millions of euros	2002	2001	Var	Operating margin	Var
Digital Media Solutions	372	242	+54.0%	13.9%	+0.1 pt
Displays and Components	84	111	(24.0)%	3.8%	(0.8) pt
Consumer Products	41	138	(70.5)%	0.7%	(1.4) pt
Patents & Licensing	387	338	+14.5%	90%	+4.5 pts
New Media Services	-45	-82	+44.3%	N/A	N/A

Achievements in 2001 and 2002 and priorities going forward

In 2001 and 2002, Thomson has undertaken the aggressive expansion of its business with content owners through the formation of Digital Media Solutions, which is now showing strong organic growth at accretive margins. The acquisitions needed to drive this repositioning are largely integrated at the end of 2002. Furthermore, we have demonstrated in each semester our ability to adapt our costs to volatile and frequently severe market conditions to ensure that our shareholders are insulated from the difficult finished consumer electronic goods market. Our patent business has shown growth and reliability in each semester. Our success has been built on a combination of centralized programmes, such as sourcing, and the decentralized management of day-to-day operations. The result has been growth in operating income, net income and cash flow. Thomson’s management intends to continue to deliver in these same three areas in the coming years.

Three key themes for Thomson going forward will be (i) driving organic growth in the key areas of content, broadband, licensing and consumer essentials and services, (ii) achieving greater scale and a secure industrial base in consumer hardware, tubes and components, through partnerships if appropriate and (iii) emphasizing customer focus in everything we do — our key customers being content owners, network operators, manufacturers and retailers.

Changes in Divisional Structure

These themes require the evolution of our Divisions along the lines of their end customer-markets:

•	Content and network activities (37% of 2002 Group sales) comprising the Technicolor and Screen Advertising businesses on the one hand, and the Broadcast and Broadband businesses on the other;

•	Consumer Products (43.4% of 2002 Group sales) comprising TV and Home Audio/Video products on the one hand and Accessories, retail services and personal audio/video and telephony products on the other;

•	Components as now (15.3% of 2002 Group sales);

•	Licensing as now (4.3% of Group sales).

The former New Media Services division will be split between Consumer Products (guide-related activities) and Digital Media Solutions.

Changes have been made at the Executive Committee level to support this new organization.

2003 outlook

Thomson believes its business model and operational expertise will be key strengths in what is expected to be another difficult year, particularly in the first quarter. For the full year and first half, however, Thomson key drivers should again be the combination of growth, stability and visibility of its Digital Media and Licensing businesses, as well as cost control measures throughout the Group. Against an expectation of constant currency sales growth in mid-single digits, the Group has the following financial goals for 2003 : a further increase of around 0.5% in operating margin, further good progress at the net level and more than 1.5 billion euros of operating cash flow. In the first half, the Group targets the half point increase in its operating margins on sales little different year-on-year.

Chief Executive Charles Dehelly commented “Our operational skills and repositioning strategy have delivered improved operating profitability, cash flow and net income in our 2002 results, and enable us to start to return money to shareholders through dividends. Our track record gives us confidence that our full year 2003 goals will be achieved. Our shareholders can take comfort from our ability to grow our Digital Media and Licensing businesses whilst shrugging off the difficulties in the Consumer Electronics market. We are determined to make this another year of progress for Thomson.”

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due, among others, to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

With sales of 10.2 billion Euros (U.S. $ 9.6 billion) in 2002, Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing,. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net.

###

Press relations
Stéphane Rougeot	33 1.41.86.5003	stephane.rougeot@thomson.net
Dave Arland (United States)	1 (317) 587 4832	dave.arland@thomson.net

Investor relations
Pierre Villadary	33 1.41.86.6888	pierre.villadary@thomson.net

Business review

Key developments in 2002

During the year, the Group made substantial progress in its repositioning strategy. The results of the strategy are seen in the record results published today.

Foremost were the execution of key elements of the TWICE program to double DMS sales by 2004. These included leading the consolidation of the DVD replication industry with the acquisition of Panasonic Disc Services, the addition of post-production assets in order to provide a full post-production service offering to content owners and the acquisition of the Grass Valley Group, rounding out the Group’s digital broadcast offering. In 2002 the DMS division diversified its customer portfolio, adding Universal and Paramount to its Home Entertainment Services clientele and secured two major new contracts for VHS duplication and film replication.

In Broadband Access, the division added Echostar as a client along with Sky through the acquisition of the Grundig’s UK Set-Top Box activity, giving it leading market positions with the world’s four top DBS satellite providers.

The Screen Advertising activity was expanded with the addition of the ScreenVision joint venture with Carlton in continental Europe and the Val Morgan acquisition in the United States. The acquisition of Canal+ Technologies finalized in January 2003 adds significant depth to the Group’s technology and intellectual property portfolio.

Finally, during the year the Group changed its name from THOMSON multimedia to Thomson in order to better represent the evolution of the company and has realigned its corporate identity to focus around its four main regional and worldwide brands, THOMSON, RCA, Technicolor and Grass Valley.

Second half revenues by division

In millions of euros	2002	2001	Var	Before Forex	Like-for-Like
Digital Media Solutions	1,519	1,144	+32.8%	+42.4%	+10.1%
Displays and Components	660	929	(28.9)%	(23.8)%	(23.8)%
Consumer Products	2,748	3,450	(20.3)%	(14.5)%	(19.1)%
Patents & Licensing	237	202	+17.1%	+22.9%	+22.9%
New Media Services	40	29	+36.4%	+44.0%	+0.2%

Fourth Quarter revenues by division

In millions of euros	4Q02	4Q01	Var	Before Forex	Like-for-Like
Digital Media Solutions	833	640	+30.1%	+41.2%	+10.6%
Displays and Components	309	551	(43.9)%	(38.9)%	(38.9)%
Consumer Products	1,557	2,071	(24.8)%	(18.6)%	(22.3)%
Patents & Licensing	156	110	+41.7%	+48.8%	+48.8%
New Media Services	28	16	+70.1%	+79.9%	+12.6%

Second half operating income by division

In millions of euros	2H02	2H01	Var	Operating margin	Var.
Digital Media Solutions	244	197	+24.3%	16.1%	(1.1) pts
Displays and Components	41	30	+35.0%	4.1%	+1.8 pts
Consumer Products	45	100	(54.8)%	1.6%	(1.3) pts
Patents & Licensing	218	174	+25.6%	92.1%	+6.2 pts
New Media Services	(18)	(39)	+54.3%	N/A	N/A

Digital Media Solutions

Full year 2002 revenues grew by 52.8% to 2,686 million euros (2001, 1,758 million euros) or +60% before currency impact. In 2002, Technicolor was consolidated for the full 12 months compared to 9 ½ months in 2001 (the 2 ½ unconsolidated months represented 322 million euros of net sales during the first quarter of 2001). Panasonic Disc Services, Duplitek, Grass Valley Group, VidFilm, Still-in-Motion, and Victoria Film were each consolidated during the year and accounted for 467 million euros of net sales. The like-for-like growth 2001 to 2002 excluding perimeter effects was 11% before currency impact, in line with the Group targets. Second half revenues grew by 32.8% to 1,519 million euros (2001, 1,144 million euros) or 42.4% before currency impact, and 10.1% on a like-for-like basis. Fourth quarter revenues grew by 30.1% to 833 million euros (2001, 640 million euros) or 41.2% before currency impact, and 10.6% on a like-for-like basis.

Activity in the Division’s core segments increased sharply in the second half. Within Home Entertainment Services, 390 million DVD units were replicated during the second half, over three times last year volumes, as a result of rapidly growing demand for this entertainment format, with demand exceeding capacity. During the second half, DVD units represented 63% of video packaged media, as compared to 33% in 2001 and 18% in 2000. Increased packaging and distribution activity also contributed to growth in the year. Within Entertainment Services, Film replication had a strong second half, with film footage up 14.6% versus the second half of 2001, and exhibition print volumes up 42.1%. Post-production benefited from sharply higher volumes, notably in compression and authoring, preservation, sound and post-production activity. Broadcast full year net sales declined versus 2001 reflecting a continued slow advertising market, however the like-for-like decline during the fourth quarter was limited to (17.3)% before currency impact, indicating more stability in the underlying market.

Operating income for the second half 2002 reached 244 million euros. The Division’s profitability was impacted by the translation of US$-denominated profits into Euros for 17 million in the half. The second half operating margin nonetheless reached 16.1%, driven by cost controls, the start of moves to lower-cost facilities and facility consolidation in Home Entertainment and Creative and Theatre Services, offset, as expected by some price declines and notably the use of offload in DVD replication and slightly lower Broadcast profits than planned and the lower profitability of the Panasonic Disc Services business acquired in June 2002. The integration of this business is proceeding well. Synergies extracted within the second half were slightly ahead of expectations, which enables us to confirm the prospects for achieving our synergy goals in over the next two years. The Broadcast Equipment segment remained profitable. Substantial progress was made in integrating the Grass Valley Group business in the second half, leading to substantially improved fourth quarter operating results. Grass Valley has now been consolidated as the worldwide trademark and brand for Thomson’s professional broadcast equipment and services.

Net capital expenditures for the Division in the second half were 118 million euros (291 million euros on tangible assets for the full year), essentially for DVD replicating equipment. The Division generated 504 million euros in operating cash flow, and 163 million euros in free cash flow for the year as a whole, demonstrating the short payback from these investments, both growing significantly year-on-year

Displays and Components

Full year 2002 consolidated net revenues declined by (5.1)% to 1,560 million euros (2001, 1,642 million euros) or (1.5)% before currency impact. Full year 2002 total revenues declined by (7.3)% to 2,223 million euros (2001, 2,399 million euros), or (3.8)% before currency impact. Second half consolidated net revenues declined by (28.9)% to 660 million euros (2H01, 929 million euros) or (23.8)% before currency impact. Second half total revenues declined by (22.6)% to 1,008 million euros (2H01, 1,302 million euros) or (17.4)% before currency impact. Fourth quarter consolidated net revenues declined by (43.9)% to 309 million euros (4Q01, 551 million) or (38.9)% before currency impact. Fourth quarter total revenues declined by (35.6)% to 489 million euros (4Q01, 760 million) or (30.4)% before currency impact.

Second half revenues from Optical Components declined versus second half 2001. As expected, Thomson had no revenues from games modules in the second half (159 million euros, mostly in the fourth quarter), which accounted for a large part of the Q4 year-on-year decline. However, the second half and notably fourth quarter was also affected by significant pricing pressure in core products such as optical drives for DVDs.

During the second half, prices of large sized tubes declined sharply, notably in North America, as significant competition from non-NAFTA imports of televisions impacted customers. Prices of very large sized tubes remained more robust, with demand outstripping supply, notably for true-flat tubes. Volumes in NAFTA were higher in all sizes except for mid, which Thomson exited at the end of 2001, and the Group gained volume and value market share in large and very large size curved tubes. In Europe/Asia, volumes across all sizes were up, particularly in Asia, although price pressure stemming from a strengthening Euro resulted in broadly flat year-on-year sales.

Second half 2002 operating income improved in both absolute and margin terms, reaching 41 million euros (second half 2001, 30 million) with a margin of 4.1% compared to 2.3% in the second half of 2001 and 3.6% for the first half 2002. This result reflects the strong actions to contain costs and improve operational performance across all segments in the face of heavy pricing pressure. Tubes profitability globally improved year-on-year in the second half. Margins in Europe were in line with our longer-term targets. The tube plant at Foshan, China was profitable in its first full year of operation. However, the North American tube operations remained unprofitable, despite the improved mix and a first time contribution from Mexicali. The profitability of the modules business was impacted by the fall in DVD volumes at the end of the half.

Consumer Products

Full year 2002 revenues declined by (16.8)% to 5,444 million euros (2001, 6,541 million euros) or 5,686 million euros before currency impact. Second half revenues declined by (20.3)% to 2,748 million euros (2H01, 3,450 million euros) or (14.5)% before currency impact. Fourth quarter revenues declined by (24.8)% to 1,557 million euros (4Q01, 2,071 million euros) or (18.6)% before currency impact. The decision in late 2001 to exit completely the unprofitable camcorder segment accounted for some 154 million euros of the decline in sales volume. In October and November, the Group noted the potential impact on its Consumer Products Division of the labor dispute affecting US West Coast port deliveries. This dispute caused missed sales of some 70-80 million euros and an estimated 20 million euros of lost operating profits, as well as some build-up of inventory.

Key events affecting TV Americas in the second half were the successful launch of the higher-end Scenium range and the negative impact of increased non-NAFTA competition. Overall revenues declined in the second half, largely due to slower overall market demand and increased competition from low-priced imports for core value televisions. However, progress was made in the higher-end segment, corresponding to the launch of the Scenium product range during Autumn of 2002. The segment recorded value market share gains in higher-end-televisions and significant growth in sales of digital televisions in the fourth quarter. This improved product mix combined with the impact of strong cost-controls led to increased profitability within TV Americas. TV Europe revenues were stable versus 2001 driven by volume and product mix improvements, notably in the fourth quarter, which more than offset price pressures.

The Audio, Video and Communications businesses posted lower sales in the second half 2002 versus 2001. Excluding camcorder sales and currency effects, sales decreased by some (10.6)% in the full year and 14.6% in the second half relative to 2001. Market share gains and an improved mix offset price pressure and some areas of weaker demand, particularly in Audio. The US West Coast ports impact was felt mainly in this segment, nonetheless, Audio, Video and Communications posted record profitability for the half and the year. The Group finalised an agreement to purchase Alcatel’s 50% stake in its Atlinks communications business in January 2003 for 68 million euros, including various related commercial and other agreements. Atlinks generated record profits and cash flow during the year.

Overall, and despite the poor environment and the port dispute, the retail consumer business turned positive for the year as a whole and was profitable both in the second half and on a full-year basis, at record levels.

Broadband Access Products suffered from continued weak demand in the second half 2002, particularly in the Americas, where the Group’s set-top box sales were off sharply from 2001. The Group sold 5.4 million decoders and cable modems worldwide compared to 6.8 million in 2001, in both cases excluding DSL modems. The integration of the UK decoder business acquired in June was in line with expectations and some 400,000 decoders were sold in the second half. On a like-for-like basis, second half decoder and cable modem revenues declined by (43.6)%. The activity remained profitable in the second half, generating 19 million euros of operating income on sales down (27.6)% to 528 million euros.

New Media Services

Full year 2002 revenues from New Media Services were 58 million euros, an increase of +33.1% versus 2001 (44 million euros). Second half revenues were 40 million euros (+36.4% compared to 2H01). Fourth quarter revenues were 28 million euros (16 million euros in 4Q01). During the year, the division benefited from the first-time contribution of the US ScreenVision joint-venture, the addition of the ScreenVision Europe joint-venture, Val Morgan revenues in the second half and Gemstar guide revenues resulting from a new agreement. The TAK business was transferred to a service provider and is consolidated under the equity method. Fourth quarter revenues reflected a strong year-end for the US Screen Advertising business, which grew 45.5% versus 4Q01, excluding currency impact. The division’s 2002 operating loss decreased by (44.3)% to 45 million euros, with a second half operating loss limited to 18 million euros, a 21 million euros decrease versus second half 2001, resulting mainly from the renegotiated agreement with Gemstar, contributions from the US Screen Advertising businesses and cost-cutting efforts. The remaining activities will be absorbed into other Group divisions in 2003.

Patents & Licensing

The Division exceeded expectations for the second half and therefore the full year. Full year 2002 revenues grew by 8.7%, reaching 429 million euros (2001, 395 million euros), or 443 million before currency effects. Fourth quarter revenues were 156 million euros (110 million euros in 4Q01).

The Group recorded revenues above its expectations over the half from the MPEG-LA patent pool. Other sources of improvement were the contribution of newly-launched digital programs, including those signed in the fourth quarter covering products such as DVDs and Digital Set-Top-Boxes. Revenue from these sources more than offset volume declines in mainstream consumer products licensing programs.

Patents and Licensing achieved a second half 2002 operating result of 218 million euros, an increase of 25.3% (2001, 174 million euros) or 219 million euros before currency impact. The operating margin of 90% (versus 85.6% in 2001) reflects both the favourable results of new programs as well as efforts to manage costs. 50% of the Division’s revenues in 2002 were from Digital-based programs or sources, compared to 26% in 1999.

Research and Development expenditures and patent filings

The Group spent 374 million euros on research and development during 2002, an increase of 1.8% compared to 2001 (+ 5.0% on a constant currency basis). Second half spending remained flat overall at 171 million euros. Central Research costs in the second half 2002 amounted to 24 million euros, an increase of 32.6% vs last year. The Group made new filings in respect of 553 inventions during the year 2002, compared to 482 in 2001.

Other costs

Other central costs and overheads rose slightly for the year, with an increase in IT and other costs relating to the new tax regime accounting for nearly 3 million euros.

Second half Net Interest income of 2 million euros

Net interest income in the second half was 2 million euros versus an expense of 20 million euros in 2001 and a positive 7 million euros in the first half 2002, reflecting the Group’s strong cash position. The Group took further depreciation charges against its quoted and unquoted investment portfolio and essentially wrote-off any remaining such investments. Capital gains (recorded in “Other income / (expense) net”) from the securities portfolio offset some but not all of these one-off charges.

Restructuring and Non-Current result

Restructuring charges for the full year amounted to 141 million euros (2001, 107 million euros), of which 46 million euros were taken in the first half. Of the second half 2002 charge, approximately 14 million euros were taken as part of the settlement with Alcatel relating to Thomson’s purchase of its 50% stake in Atlinks, with Alcatel therefore financing its 50% share.

Other Non-Current charges excluding goodwill and capital gains and sales of financial instruments declined significantly from 83 million euros last year to 34 million euros for the full year 2002.

Goodwill amortization

Goodwill charges rose to 78 million euros, compared to 49 million euros in 2001, reflecting essentially the full consolidation of Technicolor and the DSL modem business, as well as first time charges for acquisitions completed in June 2002.

Income taxes

The stated tax charge fell significantly in 2002 to 56 million euros (139 million euros in 2001). The Group entered into an arrangement with the French tax authorities in 2002 which enabled the Group to benefit from worldwide tax consolidation, applying retroactively to 1st January 2001. In 2002, therefore, the Group benefited inter alia from tax credits relating to 2001 and a slightly lower current tax charge in 2002. Cash tax payments remained significant however at 160 million euros worldwide in 2002 (137 million euros in 2001), reflecting the overstated 2001 tax charge, a part of which will be refunded.

Net Income and dividend

The minority interest contribution fell, largely as the net loss at Atlinks narrowed compared to 2001

Second half consolidated net income grew by 46.4% to 251 million euros (2001, 171 million euros). The net margin on net sales was 4.8%, a 1.8% increase as compared to 2001. Full year consolidated net income grew by 30% to 373 million euros (2001, 286 million euros). The net margin on net sales was 3.7%, a 0.9% increase as compared to 2001. 2002 EPS after goodwill amortization was € 1.35 per share, an increase of 28.8% over 2001.

The Board of Directors approved a dividend of 0.225 euro per share for 2002, the first in the Group’s history.

Strong cash generation / balance sheet

Operating cash flow reached 608 million euros in the second half of 2002 and 1,461 million euros for the full year. This reflects the increased in profitability — operating income plus depreciation, amortisation and changes in operating reserves grew 16.7% to 1,159 million euros from 993 million euros in 2001. The Group continued to improve its working capital requirements in the second half relative to 2001. The ratio of net working capital to sales was 13.3% as at December 31, 2002 (14.0% on a constant currency basis), compared to 17.1% as at 31 December 2001 and 13.8% at 30th June 2002. Progress was made in receivables, with a substantial reduction in overdues. Inventories also declined although the lower than expected December sales and the Port dispute created higher inventories than planned in some Divisions. As at December 31, 2002, inventories represented 9.1% of sales and receivables 15.9% of sales, marked decreases from 2001 (10.4% and 19.5% of sales respectively), while payables decreased to 11.7% of sales from 12.8% last year.

Total expenditure on tangible and intangible fixed assets reached 592 million euros for the full year (of which 492 million euros was for tangible fixed assets) versus 499 million euros in 2001. Spending on tangible fixed assets (largely DVD replication lines, the tube line in Mexico, and investments in glass and true flat tube capacity) rose from 442 million euros to 508 million euros in 2002, slightly below targets.

Free cash flow before acquisitions and financing rose to 513 million euros (506 million euros in 2001). Acquisitions payments in the second half totalled 115 million euros.

The Group ended the year with net debt on the balance sheet (excluding the Technicolor promissory notes) of 231 million euros, compared to a net cash position of 401 million euros at the end of 2001, significantly below the Group’s target.

Subsequent events

In January 2003, Thomson finalised the purchase of Canal Plus Technologies as previously announced and also the purchase of Alcatel’s 50% stake in Atlinks for 68 million euros including various related commercial and other agreements.

Thomson Group

- Unaudited -

CONSOLIDATED INCOME STATEMENTS

	Twelve months ended December 31,
	2000 (a)	2001 (a)	2002
	(€ in millions)
Net sales	8,995	10,391	10,187
Cost of sales	(6,916)	(8,117)	(7,761)

Gross margin	2,079	2,274	2,426

Selling, general and administrative expense	(1,182)	(1,270)	(1,334)
Research and development expense	(351)	(368)	(374)

Operating income	546	636	718

Interest expense, net	(10)	(29)	9
Other financial expense, net	(67)	(160)	(137)

Financial expense	(77)	(189)	(128)

Equity investments	(3)	(3)	—
Amortization of goodwill	(8)	(49)	(78)
Other income (expense), net	(81)	8	(96)
Employee profit sharing (b)	(2)	—	—
Income tax	1	(139)	(56)

Net income before minority interests	376	264	360
Minority interests	18	22	13

Net income	394	286	373

(a)	Restated: The Company has elected to apply for the full year 2002 EITF 01-09 (“accounting for consideration given by a vendor to a customer”) and has therefore restated prior periods accordingly.

(b)	For the year 2001, employee profit sharing is included in operating result. Year 2000 has not been restated.

	Year ended December 31
	2000	2001	2002
	(in euro except number of shares)
Weighted average number of shares outstanding-
Basic net of treasury stock (1)	252,039,992	274,181,607	277,240,438

Basic net income per share	1.56	1.04	1.35

Diluted net income per share	1.56	1.04	1.32

(1)	In 2001, including the average number of bonds redeemable in shares (ORA) issued in March 2001 to Carlton.

Thomson Group

- Unaudited -

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	2001	2002
ASSETS:	(€ in millions)
Fixed assets:
Intangible assets, net	196	1,696	2,183

Property, plant and equipment	3,280	3,754	3,800
Less: accumulated depreciation	(2,158)	(2,218)	(2,178)

Property, plant and equipment, net	1,122	1,536	1,622

Equity investments	16	15	4
Other investments	282	337	58
Loans and other non-current assets	16	65	156

Total investments and other non-current assets	314	417	218

Total fixed assets	1,632	3,649	4,023

Current assets:
Inventories	1,477	1,120	962
Trade accounts and notes receivable, net	1,553	2,139	1,675
Current accounts with affiliated companies (except TSA)	21	43	71
Other receivables	846	1,059	1,278
Contracts advances, net	—	248	242
Cash and cash equivalents	1,772	1,532	1,463

Total current assets	5,669	6,141	5,691

Total assets	7,301	9,790	9,714

Thomson Group

- Unaudited -

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	2001	2002
	(€ in millions)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

Shareholders’ equity:
Common stock (280,613,508 shares of € 3.75 each at December 31, 2002; 265,113,508 shares of € 3.75 each at December 31, 2001 and 2000)	994	994	1,052
Additional paid in capital	1,235	1,235	1,938
Retained earnings	788	1,074	1,447
Redeemable bonds	—	761	—
Cumulative translation adjustment	(42)	46	(339)
Treasury shares	(119)	(156)	(155)
Revaluation reserve	4	4	4

Shareholders’ equity	2,860	3,958	3,947

Minority interests	54	71	38

Reserves:
Reserves for retirement benefits	633	709	705
Restructuring reserves	179	183	127
Other reserves	277	246	216

Total reserves	1,089	1,138	1,048

Financial debt:
Financial debt with third parties	1,131	1,128	1,694
Financial debt with TSA group and subsidiaries	12	3	—

Total financial debt	1,143	1,131	1,694

(of which short-term portion)	298	293	262

Current liabilities:
Trade accounts and notes payable	1,114	1,378	1,235
Accrued employee expenses	201	310	223
Other creditors and accrued liabilities	840	1,099	1,070
Debt related to Technicolor acquisition		705	459

Total current liabilities	2,155	3,492	2,987

Total liabilities, shareholders’ equity and minority interests	7,301	9,790	9,714

Thomson Group

- Unaudited -

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2000	2001	2002
	(€ in millions)
Operating Income	546	636	718
Adjustments to reconcile operating income to cash from operating activities
Depreciation of property, plant and equipment	292	331	358
Amortization of intangible assets	31	37	38
Amortization of contracts and changes in reserves reflected in operating income (1)	6	(11)	45
Decrease (increase) in inventories net	(311)	494	155
Decrease (increase) in trade and other receivables, net	(68)	(45)	401
Increase (decrease) in trade accounts, notes payable and accrued expenses	165	60	(139)
Change in other current assets and current liabilities (2)	(45)	(209)	(115)
Restructuring cash expenses	(75)	(139)	(175)
Others	(131)	(149)	(182)

Net cash provided by operating activities -I-	410	1,005	1,104

Capital expenditures	(442)	(499)	(608)
Proceeds from disposal of fixed assets	166	163	16
Acquisition of investments	(158)	(1,022)	(1,273)
Proceeds from disposals of investments	36	185	149

Net cash used by investing activities -II-	(398)	(1,173)	(1,716)

Net cash from operations -I+II-	12	(168)	(612)

Capital increase and minority interests (3)	734	(15)	—
Increase in short-term debt	211	449	218
Repayment of short-term debt	(337)	(446)	(248)
Increase in long-term debt	802	6	607
Repayment of long-term debt	(1)	(25)	(37)
Change in debts to TSA companies	4	(3)	—

Net cash provided (used) by financing activities -III-	1,413	(34)	540

Effect of exchange rates and changes in reporting entities -IV-	(55)	(38)	3
Net increase (decrease) in cash and cash equivalents -I+II+III+IV-	1,370	(240)	(69)
Cash and cash equivalents at the beginning of the period	402	1,772	1,532

Cash and cash equivalents at the end of the period	1,772	1,532	1,463

(1)	Amortization of customer contracts amounts to € 66 million, € 54 million and nil for the years ended December 31, 2002, 2001 and 2000 respectively.

(2)	This line excludes any change in balance sheet items unrelated to operating income, mainly: interest, income tax and non current items, the cash effect of which is presented under “others”.

(3)	Includes the repurchase of treasury stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 13th, 2003

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer